04037340

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]
Securities Act Rule 802 (Exchange Offer) [X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]
Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Burtonwood plc
(Name of Subject Company)

Not applicable
(Translation of Subject Company's Name into English (if applicable))

PROCESSED
DEC 0 6 2004
THOMSON
FINANCIAL

England
(Jurisdiction of Subject Company's Incorporation or Organization)

The Wolverhampton & Dudley Breweries, PLC
(Name of Person(s) Furnishing Form)

Ordinary shares of 29.5 pence each
(Title of Class of Subject Securities)

Not applicable
(CUSIP Number of Class of Securities (if applicable))

Sarah C. Murphy, Esq. Freshfields Bruckhaus Deringer, 65 Fleet Street,
London, EC4Y 1HS, England Tel: +44 20 7936 4000
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

December 3, 2004
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1 **Home Jurisdiction Documents**

Exhibit Number	Description
1.	Offer announcement pursuant to section 2.5 of United Kingdom City Code on Takeovers and Mergers by The Wolverhampton & Dudley Breweries, PLC and Burtonwood plc dated December 3, 2004.

Item 2 **Information Legends**

The required legends are included on pages 9 and 21 of Exhibit 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable

PART III – CONSENT TO SERVICE OF PROCESS

The Wolverhampton & Dudley Breweries, PLC has filed a written irrevocable consent and power of attorney on Form F-X concurrently with this Form CB.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

(Signature)

Paul Inglett – Finance Director

(Name and Title)

December 3, 2004

(Date)

EXHIBIT 1

OFFERS FOR BURTONWOOD PLC

Not for release, publication or distribution in whole or in part in or into Canada, Australia or Japan

3 December 2004

The Wolverhampton & Dudley Breweries, PLC ("W&DB")

Recommended cash offers for Burtonwood PLC ("Burtonwood")

Summary

- The boards of directors of W&DB and Burtonwood announce that they have reached agreement on the terms of recommended cash offers for Burtonwood, to be made by McQueen on behalf of W&DB.

- The Ordinary Offer will be 550 pence in cash for each Burtonwood Ordinary Share, valuing Burtonwood's existing issued ordinary share capital at approximately £119 million and represents an enterprise value of approximately £155 million. In addition, Burtonwood Ordinary Shareholders will be entitled to receive and retain the interim dividend of 3.45 pence per Burtonwood Ordinary Share announced on 15 November 2004.

- The Ordinary Offer Price represents a premium of:

  - 43.0 per cent to the closing mid-market price of 384.5 pence per Burtonwood Ordinary Share on 26 November 2004, the last business day before Burtonwood's announcement that it was in preliminary discussions with a third party which may or may not lead to an offer being made for Burtonwood;

  - 7.3 per cent to the closing mid-market price of 512.5 pence per Burtonwood Ordinary Share on 2 December 2004, the last business day before this announcement; and

  - 51.9 per cent to the average closing mid-market price of 362.1 pence per Burtonwood Ordinary Share in the 12 months preceding this announcement.

- Burtonwood Ordinary Shareholders may elect to receive New W&DB Shares (subject to availability) and/or Loan Notes as alternatives to part or all of the cash consideration receivable under the Ordinary Offer.

- Up to 3,867,056 New W&DB Shares, representing approximately 30 per cent of the Ordinary Offer consideration, will be available for issue under the terms of the Partial Share Alternative.

- W&DB has received irrevocable undertakings to accept (or procure the acceptance of) the Ordinary Offer (including from the directors of

Burtonwood, other than William Cran) in respect of 11,256,724 Burtonwood Ordinary Shares, representing approximately 51.9 per cent of the existing issued ordinary share capital of Burtonwood.

- An offer of 130 pence in cash will be made for each Burtonwood Preference Share, which will be conditional on the Ordinary Offer becoming or being declared unconditional in all respects.

- The acquisition is consistent with W&DB's strategy of expanding its estate where suitable opportunities occur that meet its returns criteria. Burtonwood provides a strong geographic fit, operational benefits through scale, opportunities for cost savings and is expected to deliver value to W&DB shareholders.

- In the first full financial year of ownership, the acquisition of Burtonwood is expected to be earnings enhancing before goodwill amortisation* and generate a return in excess of W&DB's weighted average cost of capital.

- Commenting on the Offers, Ralph Findlay, Chief Executive of W&DB, said:

  "Burtonwood has an excellent estate of 460 pubs which are a good geographic fit with our existing 1,675 pubs. Consolidation and cost pressures continue to be a feature of the industry. Combining these estates represents an attractive opportunity to generate value by strengthening our position as a leading operator of high quality pubs across the country. As we integrate the business, we will build on the proven approach of Burtonwood's management over recent years.

  There are significant opportunities to develop further the Burtonwood estate under the ownership of W&DB. Over 400 of the pubs will be operated by the Union Pub Company, our tenanted and leased pub division, with the rest joining Pathfinder Pubs, our managed house division. Both the Union Pub Company and Pathfinder Pubs have been successful in delivering sales and margin performances amongst the best in the industry.

  We are delighted that holders of a majority of Burtonwood Ordinary Shares (including the board of Burtonwood) support the proposed transaction. This acquisition represents an excellent opportunity that can be achieved while maintaining our prudent approach to financing."

- Commenting on the Offers, Richard Gilchrist, Chairman of Burtonwood said:

  "The Offers represent attractive prices and deliver certainty of value to Burtonwood's Shareholders at a time when the market dynamics within the UK pub sector have evolved to make future growth more difficult for smaller pub companies such as Burtonwood".

This summary should be read in conjunction with the full text of the attached announcement.

There will be an analysts' briefing at 9.30 a.m. and a press conference at 11.30 a.m. today at gcg hudson sandler, 29 Cloth Fair, London EC1A 7NN.

*This statement regarding earnings enhancement is not a profit forecast and should not be interpreted to mean that W&DB's future earnings per share will necessarily match or exceed the historical published earnings per share of W&DB or Burtonwood.

Press Enquiries

W&DB	**On 3 December 2004: 020 7796 4133**
	After 3 December 2004: 01902 329517
Ralph Findlay, Chief Executive	
Paul Inglett, Finance Director	
McQueen **(Financial adviser to W&DB)**	**020 7667 6861**
Jim Fallon	
George Fleet	
Hoare Govett **(Corporate broker to W&DB)**	**020 7678 8000**
Christopher Zeal	
Alex Carter	
gcg hudson sandler **(PR adviser to W&DB)**	**020 7796 4133**
Andrew Hayes	
Nick Lyon	
James Benjamin	
Burtonwood	**01925 225 131**
Richard Gilchrist, Chairman	
Lynne D'Arcy, Managing Director	
Nigel Wimpenny, Finance Director	
Rothschild **(Financial adviser to Burtonwood)**	**0113 200 1900**
James Fenwick	
KPMG Corporate Finance **(Financial adviser to Burtonwood)**	**0113 231 3000**
Bob Bigley	

Cazenove **020 7588 2828**
(Corporate broker to Burtonwood)

Roger Lambert

James Mitford

This press announcement does not constitute an offer or invitation to purchase any securities. The Offers will be made solely by means of the Offer Document and the acceptance forms accompanying the Offer Document, which will contain the full terms and conditions of the Offers, including details of how the Offers may be accepted. ***Burtonwood Shareholders are advised to read the Offer Document and accompanying acceptance forms when they are sent to them because they will contain important information.***

McQueen is acting exclusively for W&DB and no-one else in connection with the Offers and will not be responsible to anyone other than W&DB for providing the protections afforded to clients of McQueen nor for providing advice in relation to the Offers or in relation to the content of this announcement.

Rothschild is acting exclusively for Burtonwood and no-one else in connection with the Offers and will not be responsible to anyone other than Burtonwood for providing the protections afforded to clients of Rothschild nor for providing advice in relation to the Offers.

KPMG Corporate Finance, a division of KPMG LLP which is authorised and regulated by the Financial Services Authority for investment business activities, is acting exclusively for Burtonwood and no-one else in connection with the Offers and will not be responsible to anyone other than Burtonwood for providing the protections afforded to clients of KPMG Corporate Finance nor for providing advice in relation to the Offers.

The Offers, including the Partial Share Alternative and the Loan Note Alternative, will not be made, directly or indirectly, in or into and will not be capable of acceptance in or from Canada, Australia or Japan. Custodians, nominees and trustees should observe these restrictions and should not send or distribute documents in or into Canada, Australia or Japan.

The New W&DB Shares and the Loan Notes to be issued in connection with the Ordinary Offer have not been, and will not be, registered under or offered in compliance with applicable securities laws of any state, province, territory or jurisdiction of Canada, Australia or Japan and the relevant clearances have not been, and will not be, obtained from the securities commission of any province of Canada, and no prospectus has been lodged with, or registered by, the Australian Securities and Investments Commission or the Japanese Ministry of Finance. Accordingly, the New W&DB Shares and the Loan Notes may not (unless an exemption under the relevant securities laws is applicable) be offered, sold, resold, delivered or transferred, directly or indirectly, in or into Canada, Australia or Japan or any other jurisdiction if to do so would constitute a violation of the relevant laws of, or require

registration thereof in, such jurisdiction or to, or for the account or benefit of, a person located or resident in Canada, Australia or Japan.

The New W&DB Shares and the Loan Notes to be issued in connection with the Ordinary Offer have not been, and will not be, registered under the US Securities Act or under the securities laws of any jurisdiction of the United States. Neither the SEC nor any US state securities commission has approved or disapproved of the securities offered in connection with the Ordinary Offer, or determined if this press announcement is accurate or complete. Any representation to the contrary is a criminal offence.

The Offers will be made in the United States pursuant to an exemption from the US tender offer rules provided by Rule 14d-1(c) under the US Exchange Act. The Ordinary Offer will also be made pursuant to an exemption from the registration requirements of the US Securities Act provided by Rule 802 thereunder. New W&DB Shares issued pursuant to the Ordinary Offer will be "restricted securities", within the meaning of Rule 144(a)(3) under the US Securities Act, to the same extent and proportion as the Burtonwood Ordinary Shares tendered into the Ordinary Offer. The Loan Notes to be issued pursuant to the Ordinary Offer are to be issued solely to offer tax advantages not available in the United States. Accordingly, the Loan Notes may not be offered, sold, resold, delivered or transferred, directly or indirectly, in or into the United States (or to persons resident in the United States). The Loan Notes will not be listed on any stock exchange.

Notice to US holders of Burtonwood Shares

The Offers are being made for the securities of a UK company and are subject to UK disclosure requirements which are different from those of the United States. The financial information included in this announcement has been prepared in accordance with generally accepted accounting principles of the United Kingdom and thus may not be comparable to financial information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States. Also, the settlement procedure with respect to the Offers will be consistent with UK practice, which differs from the US domestic tender offer procedures in certain material respects, particularly with regard to the date of payment. Whether located in the US or elsewhere, Burtonwood Shareholders will receive their cash consideration in pounds sterling.

It may be difficult for US holders of Burtonwood Shares to enforce their rights and any claim arising out of the US federal securities laws, since W&DB and Burtonwood are located in a foreign country, and some or all of their officers and directors may be residents of a foreign country. US holders of Burtonwood Shares may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the US securities laws. Further, it may be difficult to compel a foreign company and its affiliates to subject themselves to a US court's judgement.

In accordance with normal UK practice, W&DB or its nominees, or its brokers (acting as agents), may from time to time make certain purchases of, or arrangements to purchase, Burtonwood Shares outside the United States, other than pursuant to the Offers, before or during the period in which the Offers remain open for acceptance.

These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as required in the UK and will be available from the Regulatory News Service on the London Stock Exchange website, www.londonstockexchange.com.

Forward Looking Statements

This document contains forward-looking statements, which may be identified by words such as "believe", "expect", "anticipate", "intend", "plan", "seek", "estimate", "will", "would" or words of similar meaning, that involve risks and uncertainties, as well as assumptions, that, if they were to materialise or prove incorrect, could cause the results of W&DB and its consolidated subsidiaries to differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. W&DB assumes no obligation and does not intend to update these forward-looking statements, except as required pursuant to applicable law. Nothing in this document is intended to be a profit forecast or be interpreted to mean that earnings per share of W&DB for the current or future financial years would necessarily match or exceed the historical published earnings per share of W&DB or Burtonwood.

Not for release, publication or distribution in whole or in part in or into Canada, Australia or Japan

3 December 2004

The Wolverhampton & Dudley Breweries, PLC ("W&DB")

Recommended cash offers for Burtonwood PLC ("Burtonwood")

1. Introduction

The boards of directors of W&DB and Burtonwood announce that they have reached agreement on the terms of recommended cash offers, to be made (outside the United States) by McQueen on behalf of W&DB (and in the United States by W&DB), to acquire the whole of the issued and to be issued share capital of Burtonwood.

2. The Offers

The Ordinary Offer, which will be subject to the conditions and further terms set out in Appendix 1 and to be set out in the Offer Document, will be made on the following basis:

for each Burtonwood Ordinary Share 550 pence in cash.

The Ordinary Offer values Burtonwood's existing issued ordinary share capital at approximately £119 million and represents an enterprise value of approximately £155 million.

The Ordinary Offer represents a premium of:

- 43.0 per cent to the closing mid-market price of 384.5 pence per Burtonwood Ordinary Share on 26 November 2004, the last business day before Burtonwood's announcement that it was in preliminary discussions with a third party which may or may not lead to an offer being made for Burtonwood;

- 7.3 per cent to the closing mid-market price of 512.5 pence per Burtonwood Ordinary Share on 2 December 2004, the last business day before this announcement; and

- 51.9 per cent to the average closing mid-market price of 362.1 pence per Burtonwood Ordinary Share in the 12 months preceding this announcement.

In addition, under the terms of the Ordinary Offer, Burtonwood Ordinary Shareholders will be entitled to receive and retain the interim dividend of 3.45 pence per Burtonwood Ordinary Share announced on 15 November 2004 even though they may not be on Burtonwood's register of members on 14 January 2005.

The Preference Offer, which will be subject to the conditions and further terms set out in Appendix 1 and to be set out in the Offer Document, will be made on the following basis:

for each Burtonwood Preference Share 130 pence in cash.

3. Conclusion and recommendation

The directors of Burtonwood, who have been so advised by KPMG Corporate Finance, consider the terms of the Offers to be fair and reasonable so far as Burtonwood Shareholders are concerned. The directors of Burtonwood have also been advised by Rothschild. Rothschild has a corporate advisory relationship with W&DB and, as a consequence of Rule 3 of the City Code, Rothschild is not acting as independent adviser for the purposes of the Offers. Rothschild also considers the terms of the Offers to be fair and reasonable so far as Burtonwood Shareholders are concerned. In providing advice to the directors of Burtonwood, KPMG Corporate Finance and Rothschild have taken into account the commercial assessments of the directors of Burtonwood.

Accordingly, the directors of Burtonwood recommend unanimously that Burtonwood Shareholders accept the Offers, as the directors of Burtonwood (other than William Cran who has irrevocably undertaken to instruct the registered holder of Burtonwood Ordinary Shares beneficially held by him to accept the Ordinary Offer) and their related parties have irrevocably undertaken to do in respect of their own beneficial holdings amounting to, in aggregate, 2,637,407 Burtonwood Ordinary Shares (representing approximately 12.2 per cent of the existing issued ordinary share capital of Burtonwood).

4. Irrevocable undertakings

W&DB has received irrevocable undertakings to accept (or procure the acceptance of) the Ordinary Offer (including from the directors of Burtonwood, other than William Cran, and their related parties) in respect of 11,256,724 Burtonwood Ordinary Shares, representing approximately 51.9 per cent of the existing issued ordinary share capital of Burtonwood.

The undertakings from the directors of Burtonwood (other than William Cran) and their related parties are in respect of their entire beneficial holdings of Burtonwood Ordinary Shares, amounting to, in aggregate, 2,637,407 Burtonwood Ordinary Shares, representing approximately 12.2 per cent of Burtonwood's existing issued ordinary share capital. The undertakings from the directors of Burtonwood (other than William Cran) will cease to be binding only if the Ordinary Offer lapses, is withdrawn or is not made by 28 days after the release of this announcement and remain binding in the event that a higher competing offer for Burtonwood is made.

These undertakings also include undertakings from certain other Burtonwood Ordinary Shareholders in respect of 8,619,317 Burtonwood Ordinary Shares, representing approximately 39.7 per cent of Burtonwood's existing issued ordinary share capital. These undertakings will cease to be binding only if the Ordinary Offer lapses, is withdrawn or is not made by 28 days after the release of this announcement

and remain binding in the event that a higher competing offer for Burtonwood is made.

William Cran has irrevocably undertaken to instruct the registered holder of the 23,738 Burtonwood Ordinary Shares beneficially held by him to accept the Ordinary Offer.

5. The Partial Share Alternative

As an alternative to some or all of the cash consideration of 550 pence per Burtonwood Ordinary Share which would otherwise be receivable under the Ordinary Offer, Burtonwood Ordinary Shareholders who validly accept the Ordinary Offer (other than certain Overseas Shareholders) will be able to elect to receive New W&DB Shares (but subject to any scaling back as set out below) on the following basis:

for each Burtonwood Ordinary Share 0.5943 New W&DB Shares

The value of each Burtonwood Ordinary Share under the Partial Share Alternative is 550 pence, based on the average closing middle market quotation for a W&DB Share for the five days prior to 2 December 2004 (the last business day before this announcement).

The Partial Share Alternative is available in respect of all or part of a Burtonwood Ordinary Shareholder's holding of Burtonwood Ordinary Shares (but subject to any scaling back, as set out below).

The maximum number of New W&DB Shares available under the Partial Share Alternative in connection with the Ordinary Offer will be 3,867,056, representing approximately 5.3 per cent of the existing issued ordinary share capital of W&DB.

To the extent that valid elections for New W&DB Shares under the Partial Share Alternative exceed the maximum number of New W&DB Shares available under the Partial Share Alternative, such elections will be scaled back *pro rata*, as nearly as practicable. If elections for New W&DB Shares are scaled back, Burtonwood Ordinary Shareholders will instead receive cash consideration or, if a valid election is made to receive Loan Notes, Loan Notes, in respect of any election under the Partial Share Alternative which is not fully satisfied by New W&DB Shares.

Entitlements to New W&DB Shares in respect of valid elections under the Partial Share Alternative (and any scaling back) will be determined initially by reference to the number of New W&DB Shares for which valid elections are received by the date the Ordinary Offer becomes or is declared unconditional in all respects. Thereafter, entitlements will be determined by reference to further valid elections received by subsequent consideration settlement dates.

If valid elections under the Partial Share Alternative are received in respect of less than the maximum number of New W&DB Shares, then all such elections will be satisfied in full and the remaining number of New W&DB Shares will not be issued.

The New W&DB Shares to be issued pursuant to the Ordinary Offer have not been, and will not be, registered under the US Securities Act, or under the securities laws of any jurisdiction of the United States. The New W&DB Shares to be issued pursuant to the Ordinary Offer will be "restricted securities" within the meaning of Rule 144(a)(3) under the US Securities Act to the same extent and proportion as the Burtonwood Ordinary Shares tendered into the Ordinary Offer. The New W&DB Shares have not been, and will not be, registered under the securities laws of any jurisdiction of Canada, Australia or Japan. The New W&DB Shares may not be offered, sold, resold, delivered or transferred, directly or indirectly, in or into Canada, Australia or Japan or to, or for the account or benefit of, a person located or resident in Canada, Australia or Japan.

The Partial Share Alternative will be conditional on the Ordinary Offer becoming or being declared unconditional in all respects and will remain open for so long as the Ordinary Offer remains open for acceptance, subject to valid elections not having been received by an earlier date (not being earlier than the date on which the Ordinary Offer becomes or is declared unconditional in all respects) under the Partial Share Alternative in respect of the maximum number of New W&DB Shares available under the Partial Share Alternative. Full details of the Partial Share Alternative will be contained in the Offer Document.

6. The Loan Note Alternative

As an alternative to some or all of the cash consideration of 550 pence per Burtonwood Ordinary Share which would otherwise be receivable under the Ordinary Offer, Burtonwood Ordinary Shareholders who validly accept the Ordinary Offer (other than certain Overseas Shareholders) will be able to elect to receive Loan Notes to be issued by W&DB on the following basis:

for every £1 of cash consideration under the Ordinary Offer	**£1 nominal value of Loan Notes**

The Loan Notes, which will be governed by English law, will be unsecured obligations of W&DB, guaranteed as to payment of principal by Barclays Bank Plc, on terms agreed with Barclays Bank Plc. The Loan Notes will bear interest from the date of issue to the relevant holder of Loan Notes payable every six months in arrears (less any tax required by law to be deducted or withheld therefrom) on 30 April and 31 October each year, with the first interest payment to be made on 31 October 2005, at a rate per annum calculated to be 0.75 per cent below six month LIBOR as determined on the first business day of each such interest period.

The Loan Notes will be redeemable at par (together with accrued interest) at the option of the holders, in whole or in part, on interest payment dates commencing on 30 April 2006. Any Loan Notes outstanding on 30 April 2010 will be redeemed at par (together with any accrued interest) on that date. W&DB may elect to redeem any Loan Notes on 31 October 2006 or any subsequent interest payment date if the aggregate nominal value of the Loan Notes then outstanding is less than £2 million. The Loan Notes will be transferable, but no application will be made for them to be listed or dealt in on any stock exchange.

The Loan Notes will be issued in integral multiples of £1 nominal value. Fractional entitlements to Loan Notes will be disregarded and will not be issued to persons accepting the Ordinary Offer. W&DB reserves the right not to issue the Loan Notes where valid elections are received for an aggregate of less than £2 million in nominal value of Loan Notes by the date the Ordinary Offer becomes unconditional in all respects. If insufficient elections are received, Burtonwood Ordinary Shareholders who elected to receive Loan Notes will instead receive cash consideration in accordance with the terms of the Ordinary Offer.

The Loan Notes have not been, and will not be, registered under the US Securities Act, or under the securities laws of any state or other jurisdiction of the United States, Canada, Australia or Japan. Accordingly, the Loan Notes may not (unless an exemption under the relevant securities laws is applicable) be offered, sold, resold, delivered or transferred, directly or indirectly, in or into the United States, Canada, Australia or Japan or to, or for the account or benefit of, a person located in or resident in the United States, Canada, Australia or Japan.

The Loan Note Alternative will be conditional on the Ordinary Offer becoming or being declared unconditional in all respects and will remain open for so long as the Ordinary Offer remains open for acceptance. Full details of the Loan Note Alternative will be contained in the Offer Document.

7. Information relating to W&DB

W&DB is a leading brewer and pub retailing business. W&DB's pub estate comprises 513 managed pubs and 1,162 pubs let to tenants or lessees. W&DB's managed pub estate trades as 'Pathfinder Pubs', and its tenanted and leased pubs form 'The Union Pub Company.'

W&DB's brewing division, WDB Brands, brews some of the leading ales in the country, including Marston's Pedigree, a premium ale, and the Banks's and Mansfield brands, which are standard ales.

W&DB's preliminary results for the 53 weeks ended 2 October 2004 showed turnover of £513.7 million (2003: £490.5 million), profit before taxation, goodwill and exceptional items of £77.7 million (2003: £73.1 million) and net assets of £648.3 million (2003 restated: £457.7 million). Earnings per ordinary share on the same basis were 75.8 pence (2003: 68.9 pence).

8. Information relating to Burtonwood

Burtonwood has an estate of 460 pubs, situated in the North-West, the Midlands and in North Wales. The estate comprises 420 tenanted pubs and 40 managed pubs, is almost entirely freehold and comprises traditional community pubs.

Burtonwood's most recent audited accounts for the year ended 3 April 2004 showed group turnover of £50.4 million, EBITDA of £16.4 million, EBIT of £12.3 million and profit before taxation, goodwill and exceptional items of £10.1 million. Earnings per ordinary share on the same basis was 32.3 pence. Net assets as at 2 October 2004 amounted to £95.9 million and net debt amounted to £34.7 million.

9. Background to and reasons for the Offers

Background

The UK pub market is increasingly competitive with continuing cost pressures. W&DB seeks to deliver shareholder value through both organic growth and taking advantage of attractive acquisition opportunities.

Key to its success has been the approach management have taken in developing the business to build a competitive edge:

- *focus on high quality community pubs* – approximately 90 per cent of the W&DB estate is defined as being community or neighbourhood pubs with an estate that is recognised as one of the highest quality in the industry;

- *preference for freehold not leasehold ownership* – around 96 per cent of the W&DB estate (by value) are freehold pubs allowing W&DB shareholders to benefit from capital appreciation and enabling the management of property costs;

- *strong management and controls across the business* – W&DB aims to ensure that its retail disciplines are to the highest standards, costs are vigorously controlled and operating efficiency maximised;

- *mainstream market position* – W&DB operates contemporary managed pubs, a high quality tenanted/leased estate and brews high quality ale brands with attractive value orientated offers; and

- *flexible approach* – W&DB is able to drive improved margins through conversions to tenancy, and has opportunities to benefit from beer supply through W&DB Brands.

W&DB believes that its strategy and business positioning delivers value for shareholders. Further, the acquisition of Wizard Inns earlier this year demonstrated the management team's ability to integrate an acquisition and deliver improved business performance and synergies as planned.

Reasons for the Offers

The acquisition of Burtonwood is consistent with W&DB's strategy of expanding its estate where suitable opportunities occur that meet its returns criteria. These include a strong geographic fit, operational benefits through scale, opportunities for cost savings and the delivery of value for W&DB shareholders. The acquisition will:

- provide W&DB with a strong, predominantly freehold, high quality estate in the North West region with average pub EBITDA of approximately £52,500 and average rent per pub of approximately £13,300;

- extend W&DB's portfolio in both the Union Pub Company and Pathfinder Pubs;

- offer increased operational flexibility through transfers between the managed and tenanted estates; and

- expand W&DB's distribution of high quality ale brands.

In addition, the acquisition is expected to:

- generate annualised cost savings of around £3 million per annum through the elimination of duplicated functions and the benefits of scale*;

- be earnings enhancing before goodwill amortisation in the first full financial year following acquisition**; and

- generate a return in excess of W&DB's weighted average cost of capital in the first full financial year of ownership.

10. Background to and reasons for the recommendation of the Offers

The directors of Burtonwood consider that the Ordinary Offer represents a substantial premium to both the Burtonwood Ordinary Share price immediately prior to the announcement by Burtonwood that it was in preliminary discussions with a third party which may or may not lead to an offer being made for Burtonwood and to the average Burtonwood Ordinary Share price in the 12 months preceding the announcement of the Ordinary Offer.

Further, the directors of Burtonwood believe that the Offers represent attractive prices and deliver certainty of value to Burtonwood Shareholders at a time when the market dynamics within the UK pub sector have evolved to make future growth more difficult for smaller pub companies such as Burtonwood and when cost and legislative pressures look set to continue rising.

11. Management and employees

W&DB confirms that the existing employment rights, including pension rights, of the employees of Burtonwood will be fully safeguarded.

12. Burtonwood Share Schemes

The Ordinary Offer will extend to any Burtonwood Ordinary Shares which are unconditionally allotted or issued before the date on which the Ordinary Offer closes as a result of the exercise of options granted under the Burtonwood Share Schemes.

If the Ordinary Offer becomes or is declared unconditional in all respects, appropriate proposals will be made to holders of options under the Burtonwood Share Schemes.

13. Compulsory acquisition and de-listing

If W&DB receives acceptances under either of the Offers in respect of, and/or otherwise acquires, 90 per cent or more of the Burtonwood Shares to which that Offer relates and that Offer becomes or is declared unconditional in all respects, W&DB intends to exercise its rights pursuant to the provisions of sections 428 to 430F (inclusive) of the Companies Act 1985 to acquire compulsorily the remaining Burtonwood Shares to which that Offer relates.

After the Offers become or are declared unconditional in all respects, W&DB intends to procure the making of an application by Burtonwood to the UK Listing Authority for the cancellation of the listings of the Burtonwood Shares on the Official List and to the London Stock Exchange for the cancellation of the admission to trading of the Burtonwood Shares on its market for listed securities. It is anticipated that cancellation of listing and trading will take effect no earlier than 20 business days after the Offers become or are declared unconditional in all respects. Such de-listings would significantly reduce the liquidity and marketability of any Burtonwood Shares not tendered into the Offers.

14. **Disclosure of interests in Burtonwood**

Save for the 11,256,724 Burtonwood Ordinary Shares in respect of which W&DB has received irrevocable undertakings to accept (or procure the acceptance of) the Ordinary Offer, neither W&DB nor any of the directors of W&DB nor, so far as W&DB is aware, any person acting in concert with W&DB, owns or controls any Burtonwood Shares or holds any option to acquire any Burtonwood Shares or has entered into any derivative referenced to Burtonwood Shares which remains outstanding.

15. **General**

The Offer Document will be posted to Burtonwood Shareholders as soon as practicable.

The Offers will be subject to the conditions set out in Appendix 1.

The bases and sources of certain financial information contained in this announcement are set out in Appendix 2. Certain terms used in this announcement are defined in Appendix 3.

*This statement of estimated cost savings relates to future actions and circumstances which, by their nature, involve risks, uncertainties and other factors. Because of this, the cost savings referred to may not be achieved, or those achieved could be materially different from those estimated.

** This statement regarding earnings enhancement is not a profit forecast and should not be interpreted to mean that W&DB's future earnings per share will necessarily match or exceed the historical published earnings per share of W&DB or Burtonwood.

Press Enquiries

W&DB — **On 3 December 2004: 020 7796 4133**

After 3 December 2004: 01902 329517

Ralph Findlay, Chief Executive

Paul Inglett, Finance Director

McQueen — **020 7667 6861**
(Financial adviser to W&DB)

Jim Fallon

George Fleet

Hoare Govett **020 7678 8000**
(Corporate broker to W&DB)

Christopher Zeal

Alex Carter

gcg hudson sandler **020 7796 4133**
(PR adviser to W&DB)

Andrew Hayes

Nick Lyon

James Benjamin

Burtonwood **01925 225 131**

Richard Gilchrist, Chairman

Lynne D'Arcy, Managing Director

Nigel Wimpenny, Finance Director

Rothschild **0113 200 1900**
(Financial adviser to Burtonwood)

James Fenwick

KPMG Corporate Finance **0113 231 3000**
(Financial adviser to Burtonwood)

Bob Bigley

Cazenove **020 7588 2828**
(Corporate broker to Burtonwood)

Roger Lambert

James Mitford

This press announcement does not constitute an offer or an invitation to purchase any securities. The Offers will be made solely by means of the Offer Document and the acceptance forms accompanying the Offer Document, which will contain the full terms and conditions of the Offers, including details of how the Offers may be accepted. ***Burtonwood Shareholders are advised to read the Offer Document and accompanying acceptance forms when they are sent to them because they will contain important information.***

McQueen is acting exclusively for W&DB and no-one else in connection with the Offers and will not be responsible to anyone other than W&DB for providing the protections afforded to clients of McQueen nor for providing advice in relation to the Offers or in relation to the content of this announcement.

Rothschild is acting exclusively for Burtonwood and no-one else in connection with the Offers and will not be responsible to anyone other than Burtonwood for providing the protections afforded to clients of Rothschild nor for providing advice in relation to the Offers.

KPMG Corporate Finance, a division of KPMG LLP which is authorised and regulated by the Financial Services Authority for investment business activities, is acting exclusively for Burtonwood and no-one else in connection with the Offers and will not be responsible to anyone other than Burtonwood for providing the protections afforded to clients of KPMG Corporate Finance nor for providing advice in relation to the Offers.

The Offers, including the Partial Share Alternative and the Loan Note Alternative, will not be made, directly or indirectly, in or into and will not be capable of acceptance in or from Canada, Australia or Japan. Custodians, nominees and trustees should observe these restrictions and should not send or distribute documents in or into Canada, Australia or Japan.

The New W&DB Shares and the Loan Notes to be issued in connection with the Ordinary Offer have not been, and will not be, registered under or offered in compliance with applicable securities laws of any state, province, territory or jurisdiction of Canada, Australia or Japan and the relevant clearances have not been, and will not be, obtained from the securities commission of any province of Canada, and no prospectus has been lodged with, or registered by, the Australian Securities and Investments Commission or the Japanese Ministry of Finance. Accordingly, the New W&DB Shares and the Loan Notes may not (unless an exemption under the relevant securities laws is applicable) be offered, sold, resold, delivered or transferred, directly or indirectly, in or into Canada, Australia or Japan or any other jurisdiction if to do so would constitute a violation of the relevant laws of, or require registration thereof in, such jurisdiction or to, or for the account or benefit of, a person located in or resident in Canada, Australia or Japan.

The New W&DB Shares and the Loan Notes to be issued in connection with the Ordinary Offer have not been, and will not be, registered under the US Securities Act or under the securities laws of any jurisdiction of the United States. Neither the SEC nor any US state securities commission has approved or disapproved of the securities offered in connection with the Ordinary Offer, or determined if this press announcement is accurate or complete. Any representation to the contrary is a criminal offence.

The Offers will be made in the United States pursuant to an exemption from the US tender offer rules provided by Rule 14d-1(c) under the US Exchange Act. The Ordinary Offer will also be made pursuant to an exemption from the registration requirements of the US Securities Act provided by Rule 802 thereunder. New W&DB Shares issued pursuant to the Ordinary Offer will be "restricted securities", within the meaning of Rule 144(a)(3) under the US Securities Act, to the same extent and proportion as the Burtonwood Ordinary Shares tendered into the Ordinary Offer. The Loan Notes to be issued pursuant to the Ordinary Offer are to be issued solely to offer tax advantages not available in the United States. Accordingly, the Loan Notes

may not be offered, sold, resold, delivered or transferred, directly or indirectly, in or into the United States (or to persons resident in the United States). The Loan Notes will not be listed on any stock exchange.

Notice to US holders of Burtonwood Shares:

The Offers are being made for the securities of a UK company and are subject to UK disclosure requirements which are different from those of the United States. The financial information included in this announcement has been prepared in accordance with generally accepted accounting principles of the United Kingdom and thus may not be comparable to financial information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States. Also, the settlement procedure with respect to the Offers will be consistent with UK practice, which differs from the US domestic tender offer procedures in certain material respects, particularly with regard to the date of payment. Whether located in the US or elsewhere, Burtonwood Shareholders will receive their cash consideration in pounds sterling.

It may be difficult for US holders of Burtonwood Shares to enforce their rights and any claim arising out of the US federal securities laws, since W&DB and Burtonwood are located in a foreign country, and some or all of their officers and directors may be residents of a foreign country. US holders of Burtonwood Shares may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the US securities laws. Further, it may be difficult to compel a foreign company and its affiliates to subject themselves to a US court's judgement.

In accordance with normal UK practice, W&DB or its nominees, or its brokers (acting as agents), may from time to time make certain purchases of, or arrangements to purchase, Burtonwood Shares outside the United States, other than pursuant to the Offers, before or during the period in which the Offers remain open for acceptance. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as required in the UK and will be available from the Regulatory News Service on the London Stock Exchange website, www.londonstockexchange.com.

The Offers in the United States will be made solely by W&DB and neither McQueen nor any of its affiliates will be making the Offers in the United States. References in this announcement and any related documents to the Offers being made by McQueen on behalf of W&DB should be read and construed accordingly by US holders of Burtonwood Shares. While the Offers will be made available to holders of Burtonwood Shares in the United States, the right to tender Burtonwood Shares will not be made available in any jurisdiction in the United States in which the making of the Offers or the right to tender Burtonwood Shares would not be in compliance with the laws of such jurisdiction.

Forward Looking Statements

This document contains forward-looking statements, which may be identified by words such as "believe", "expect", "anticipate", "intend", "plan", "seek", "estimate", "will", "would" or words of similar meaning, that involve risks and

uncertainties, as well as assumptions, that, if they were to materialise or prove incorrect, could cause the results of W&DB and its consolidated subsidiaries to differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. W&DB assumes no obligation and does not intend to update these forward-looking statements, except as required pursuant to applicable law. Nothing in this document is intended to be a profit forecast or be interpreted to mean that earnings per share of W&DB for the current or future financial years would necessarily match or exceed the historical published earnings per share of W&DB or Burtonwood.

APPENDIX 1

CONDITIONS AND CERTAIN FURTHER TERMS

OF THE OFFERS

1. CONDITIONS OF THE ORDINARY OFFER

The Ordinary Offer will be subject to the following conditions:

(a) valid acceptances being received (and not, where permitted, withdrawn) by not later than 3.00 p.m. (London time) on the first closing date of the Ordinary Offer (or such later time(s) and/or date(s) as W&DB may, subject to the rules of the City Code, decide) in respect of not less than 90 per cent (or such lower percentage as W&DB may decide) in nominal value of the Burtonwood Ordinary Shares to which the Ordinary Offer relates, provided that this condition will not be satisfied unless W&DB and/or any Associate shall have acquired or agreed to acquire (whether pursuant to the Ordinary Offer or otherwise) 50 per cent of the voting rights attributable to Burtonwood Ordinary Shares and Burtonwood Shares carrying in aggregate more than 50 per cent of the voting rights then normally exercisable at a general meeting of Burtonwood, including for this purpose (except to the extent otherwise agreed by the Panel) any such voting rights attaching to any Burtonwood Ordinary Shares that are unconditionally allotted or issued before the Ordinary Offer becomes or is declared unconditional as to acceptances, whether pursuant to the exercise of any outstanding subscription or conversion rights or otherwise; and for this purpose:

  (i) any reference to shares to which the Ordinary Offer relates shall be construed in accordance with sections 428-430F of the Companies Act 1985;

  (ii) Burtonwood Ordinary Shares which have been unconditionally allotted but not issued shall be deemed to carry the voting rights which they will carry upon issue; and

  (iii) valid acceptances shall be deemed to have been received in respect of Burtonwood Ordinary Shares which are treated for the purposes of section 429(8) of the Companies Act 1985 as having been acquired or contracted to be acquired by W&DB by virtue of acceptances of the Ordinary Offer;

(b) admission of the New W&DB Shares (i) to listing on the Official List of the UKLA becoming effective in accordance with the Listing Rules of the UKLA and (ii) to trading on the London Stock Exchange's market for listed securities becoming effective in accordance with paragraph 2.1 of the Admission and Disclosure Standards made by the London Stock Exchange from time to time, or (if W&DB so determines and subject to the consent of the Panel) the UKLA and the London Stock Exchange agreeing to admit such shares to listing and

trading respectively, subject to allotment of such shares and/or the Ordinary Offer becoming or being declared unconditional in all respects;

(c) no Third Party having intervened and there not continuing to be outstanding any statute, regulation or order of any Third Party in each case which would or might reasonably be expected (in any case to an extent which is material in the context of the Burtonwood Group taken as a whole) to:

(i) make the Ordinary Offer, its implementation or the acquisition or proposed acquisition by W&DB of any shares or other securities in, or control or management of, Burtonwood or any member of the Burtonwood Group void, illegal or unenforceable in any jurisdiction, or otherwise directly or indirectly restrain, prevent, prohibit, restrict or delay the same or impose additional adverse conditions or obligations with respect to the Ordinary Offer or such acquisition, or otherwise materially impede, challenge or interfere with the Ordinary Offer or such acquisition, or require any material amendment to the terms of the Ordinary Offer or the acquisition or proposed acquisition of any Burtonwood Ordinary Shares or the acquisition of control or management of Burtonwood or the Burtonwood Group by W&DB;

(ii) materially limit or delay, or impose any material limitations on, the ability of W&DB or any member of the Burtonwood Group to acquire or to hold or to exercise effectively, directly or indirectly, all or any rights of ownership in respect of shares or other securities in, or to exercise voting or management control over, any member of the Burtonwood Group;

(iii) require or prevent the divestiture by W&DB of any shares or other securities in Burtonwood;

(iv) require or prevent the divestiture by W&DB or by any member of the Burtonwood Group of all or any portion of the businesses, assets or properties of any member of the Burtonwood Group or limit the ability of any member of the Burtonwood Group to conduct any of their respective businesses or to own or control any of their respective assets or properties or any material part thereof;

(v) except pursuant to Part XIIIA of the Companies Act 1985, require any member of the W&DB Group or of the Burtonwood Group to acquire, or to offer to acquire, any shares or other securities (or the equivalent) in any member of the Burtonwood Group owned by any third party;

(vi) impose any material limitation on the ability of any member of the W&DB Group or of the Burtonwood Group to conduct or integrate or co-ordinate its business, or any part of it, with all or any material part of the businesses of any other member of the W&DB Group or of the Burtonwood Group;

(vii) result in any member of the Burtonwood Group or the W&DB Group ceasing to be able to carry on business under any name under which it presently does so; or

(viii) otherwise materially and adversely affect any or all of the business, assets, profits, financial or trading position of any member of the Burtonwood Group or of the W&DB Group,

and all applicable waiting and other time periods during which any Third Party could intervene under the laws of any relevant jurisdiction having expired, lapsed or been terminated;

(d) all notifications and filings which are necessary, or are reasonably considered appropriate by W&DB, in any case to an extent which is material in the context of the Burtonwood Group as a whole, having been made, all appropriate waiting and other time periods (including any extensions of such waiting and other time periods) under any applicable legislation or regulation of any relevant jurisdiction having expired, lapsed or been terminated (as appropriate) and all statutory or regulatory obligations in any relevant jurisdiction having been complied with in each case in connection with the Ordinary Offer or the acquisition or proposed acquisition of any shares or other securities in, or control or management of, Burtonwood or any other member of the Burtonwood Group by W&DB or the carrying on by any member of the Burtonwood Group of its business;

(e) all Authorisations which are necessary or are reasonably considered necessary or appropriate by W&DB in any relevant jurisdiction for or in respect of the Ordinary Offer or the acquisition or proposed acquisition of any shares or other securities in, or control or management of, Burtonwood or any other member of the Burtonwood Group by W&DB or the carrying on by any member of the Burtonwood Group of its business having been obtained, in terms and in a form reasonably satisfactory to W&DB, from all appropriate Third Parties or from any persons or bodies with whom any member of the Burtonwood Group has entered into contractual arrangements in each case where the absence of such Authorisation would have a material adverse effect on the Burtonwood Group taken as a whole and all such Authorisations remaining in full force and effect and there being no notice or intimation of any intention to revoke, suspend, restrict, modify or not to renew any of the same;

(f) since 3 April 2004 and save as Disclosed, there being no provision of any arrangement, agreement, licence, permit, franchise or other instrument to which any member of the Burtonwood Group is a party, or by or to which any such member or any of its assets is or are or may be bound, entitled or subject or any circumstance, which, in each case as a consequence of the Ordinary Offer or the acquisition or proposed acquisition of any shares or other securities in, or control of, Burtonwood or any other member of the Burtonwood Group by W&DB or otherwise, could or might reasonably be expected to result in:

(i) any monies borrowed by or any other indebtedness or liabilities (actual or contingent) of, or any grant available to, any member of the Burtonwood Group being or becoming repayable or capable of being declared repayable immediately or prior to its stated repayment date or the ability of any member of the Burtonwood Group to borrow monies or incur any indebtedness being withdrawn or inhibited or becoming capable of being withdrawn;

(ii) the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property, assets or interests of any member of the Burtonwood Group or any such mortgage, charge or other security interest (wherever created, arising or having arisen) becoming enforceable;

(iii) any such arrangement, agreement, licence, permit, franchise or other instrument, or the rights, liabilities, obligations or interests of any member of the Burtonwood Group thereunder, being, or becoming capable of being, terminated or materially and adversely modified or affected or any adverse action being taken or any onerous obligation or liability arising thereunder;

(iv) any asset or interest of any member of the Burtonwood Group being or falling to be disposed of or ceasing to be available to any member of the Burtonwood Group or any right arising under which any such asset or interest could be required to be disposed of or could cease to be available to any member of the Burtonwood Group otherwise than in the ordinary course of business;

(v) any member of the Burtonwood Group ceasing to be able to carry on business under any name under which it presently does so;

(vi) the creation of material liabilities (actual or contingent) by any member of the Burtonwood Group other than in the ordinary course of business;

(vii) the rights, liabilities, obligations or interests of any member of the Burtonwood Group under any such arrangement, agreement, licence, permit, franchise or other instrument or the interests or business of any such member in or with any other person, firm, company or body (or any arrangement or arrangements relating to any such interests or business) being terminated or adversely modified or affected; or

(viii) the financial or trading position or the prospects or the value of any member of the Burtonwood Group being prejudiced or adversely affected,

and no event having occurred which, under any provision of any such arrangement, agreement, licence, permit, franchise or other instrument, could result in or would be reasonably likely to result in any of the events or circumstances which are referred to in paragraphs (i) to (viii) of this condition

(f), in any case to an extent which is or would be material in the context of the Burtonwood Group taken as a whole;

(g) since 3 April 2004 and save as Disclosed, no member of the Burtonwood Group having:

(i) issued or agreed to issue, or authorised the issue of, additional shares of any class, or securities convertible into or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such shares or convertible or exchangeable securities or transferred or sold any shares out of treasury, other than as between Burtonwood and wholly-owned subsidiaries of Burtonwood and other than any options granted as disclosed in writing to W&DB prior to 3 December 2004 and any shares issued or shares transferred from treasury upon the exercise of any options granted under any of the Burtonwood Share Schemes;

(ii) purchased or redeemed or repaid any of its own shares or other securities or reduced or made any other change to any part of its share capital to an extent which is material in the context of the Burtonwood Group taken as a whole;

(iii) recommended, declared, paid or made any bonus, dividend or other distribution whether payable in cash or otherwise (other than to Burtonwood or a wholly-owned subsidiary of Burtonwood);

(iv) except as between Burtonwood and its wholly-owned subsidiaries or between such wholly-owned subsidiaries made or authorised any change in its loan capital;

(v) (other than any acquisition or disposal in the ordinary course of business or a transaction between Burtonwood and a wholly-owned subsidiary of Burtonwood) merged with, demerged or acquired any body corporate, partnership or business or acquired or disposed of or transferred, mortgaged, charged or created any security interest over any assets or any right, title or interest in any assets (including shares in any undertaking and trade investments) or authorised the same (which is material in the context of the Burtonwood Group taken as a whole);

(vi) issued or authorised the issue of, or made any change in or to, any debentures or (except in the ordinary course of business or except as between Burtonwood and its wholly-owned subsidiaries or between such wholly-owned subsidiaries) incurred or increased any indebtedness or liability (actual or contingent (which is material in the context of the Burtonwood Group taken as a whole));

(vii) entered into, varied, or authorised any agreement, transaction, arrangement or commitment (whether in respect of capital expenditure or otherwise) which:

(A) is of a long term, onerous or unusual nature or magnitude or which is reasonably likely to or could involve an obligation of such nature or magnitude; or

(B) is reasonably likely to or could restrict the business of any member of the Burtonwood Group; or

(C) is other than in the ordinary course of business,

and which in any case is material in the context of the Burtonwood Group taken as a whole;

(viii) except as between Burtonwood and its wholly-owned subsidiaries or between such wholly-owned subsidiaries entered into, implemented, effected or authorised any merger, demerger, reconstruction, amalgamation, scheme, commitment or other transaction or arrangement in respect of itself or another member of the Burtonwood Group otherwise than in the ordinary course of business which in any case is material in the context of the Burtonwood Group taken as a whole;

(ix) entered into or varied the terms of any contract, agreement or arrangement with any of the directors or senior executives of any member of the Burtonwood Group;

(x) taken any corporate action or had any legal proceedings instituted or threatened against it or petition presented or order made for its winding-up (voluntarily or otherwise), dissolution or reorganisation or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer of all or any material part of its assets and revenues or any analogous proceedings in any jurisdiction or appointed any analogous person in any jurisdiction which in any case is material in the context of the Burtonwood Group taken as a whole;

(xi) been unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business in any case with a material adverse effect on the Burtonwood Group taken as a whole;

(xii) waived or compromised any claim which is material in the context of the Burtonwood Group taken as a whole;

(xiii) made any alteration to its memorandum or articles of association which is material in the context of the Ordinary Offer;

(xiv) made or agreed or consented to:

(A) any material change:

(I) to the terms of the trust deeds constituting the pension scheme(s) established for its directors, employees or their dependants; or

(II) to the benefits which accrue or to the pensions which are payable thereunder; or

(III) to the basis on which qualification for, or accrual or entitlement to, such benefits or pensions are calculated or determined; or

(IV) to the basis upon which the liabilities (including pensions) or such pension schemes are funded or made,

in each case, which has an effect that is material in the context of the Burtonwood Group taken as a whole, or

(B) any change to the trustees including the appointment of a trust corporation;

(xv) proposed, agreed to provide or modified the terms of any share option scheme, incentive scheme or other benefit relating to the employment or termination of employment of any person employed by the Burtonwood Group in a manner which is material in the context of the Burtonwood Group taken as a whole; or

(xvi) entered into any agreement, commitment or arrangement or passed any resolution or made any offer (which remains open for acceptance) or proposed or announced any intention with respect to any of the transactions, matters or events referred to in this condition (g);

(h) since 3 April 2004 and save as Disclosed:

(i) there having been no adverse change or deterioration in the business, assets, financial or trading positions or profit or prospects of any member of the Burtonwood Group which in any case is material in the context of the Burtonwood Group taken as a whole;

(ii) no contingent or other liability of any member of the Burtonwood Group having arisen or become apparent or increased which in any case is material in the context of the Burtonwood Group taken as a whole;

(iii) no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the Burtonwood Group is or may become a party (whether as plaintiff, defendant or otherwise) having been threatened, announced, implemented or instituted by or against or remaining outstanding against or in respect of any member of the Burtonwood Group which in any case is material in the context of the Burtonwood Group taken as a whole; and

(iv) (other than as a result of the Ordinary Offer) no enquiry or investigation by, or complaint or reference to, any Third Party having been threatened, announced, implemented, instituted by or against or remaining outstanding against or in respect of any member of the Burtonwood Group which in any case is material in the context of the Burtonwood Group taken as a whole; and

(i) W&DB not having discovered:

(i) that any financial or business or other information concerning the Burtonwood Group disclosed at any time by or on behalf of any member of the Burtonwood Group, whether publicly, to any member of the W&DB Group or otherwise, is misleading or contains any misrepresentation of fact or omits to state a fact necessary to make any information contained therein not misleading and which was not subsequently corrected before 3 December 2004 by disclosure either publicly or otherwise to W&DB to an extent which in any case is material in the context of the Burtonwood Group taken as a whole;

(ii) that any member of the Burtonwood Group is subject to any liability (actual or contingent) except as Disclosed and which in any case is material in the context of the Burtonwood Group taken as a whole;

(iii) any information which affects the import of any information disclosed at any time by or on behalf of any member of the Burtonwood Group to an extent which is material in the context of the Burtonwood Group taken as a whole.

For the purpose of these conditions:

(j) "Third Party" means any central bank, government, government department or governmental, quasi-governmental, supranational, statutory, regulatory or investigative body, authority (including any national anti-trust or merger control authority), court, trade agency, association, institution or professional or environmental body or any other person or body whatsoever in any relevant jurisdiction;

(k) a Third Party shall be regarded as having "intervened" if it has decided to take, institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference or made, proposed or enacted any statute, regulation, decision or order or taken any measures or other steps or required any action to be taken or information to be provided or otherwise having done anything and "intervene" shall be construed accordingly;

(l) "Authorisations" means authorisations, orders, grants, recognitions, determinations, certificates, confirmations, consents, licences, clearances, provisions and approvals; and

(m) "Disclosed" means as disclosed in Burtonwood's annual report and accounts for the year ended 3 April 2004 or interim report and accounts for the six

months ended 2 October 2004, as publicly announced by Burtonwood (by the delivery of an announcement to a Regulatory Information Service) prior to 3 December 2004 or as otherwise disclosed in writing to W&DB or its professional advisers by or on behalf of Burtonwood prior to 3 December 2004.

Subject to the requirements of the Panel, W&DB reserves the right to waive all or any of the above conditions, in whole or in part, except condition (a) and condition (b).

Conditions (b) to (i) (inclusive) must be fulfilled, be determined by W&DB to be or remain satisfied or (if capable of waiver) be waived by midnight on the 21st day after the later of the first closing date of the Ordinary Offer and the date on which condition (a) is fulfilled (or in each case such later date as W&DB may, with the consent of the Panel, decide), failing which the Ordinary Offer will lapse. W&DB shall be under no obligation to waive (if capable of waiver), to determine to be or remain satisfied or to treat as fulfilled any of conditions (b) to (i) (inclusive) by a date earlier than the latest date specified above for the fulfilment of that condition, notwithstanding that the other conditions of the Ordinary Offer may at such earlier date have been waived or fulfilled and that there are, at such earlier date, no circumstances indicating that any condition may not be capable of fulfilment.

Under the terms of the facility agreement entered into by W&DB to finance the Offers, W&DB is required to obtain the consent of the majority lenders under that facility agreement before it can waive condition (e).

If the Panel requires W&DB to make an offer for Burtonwood Ordinary Shares under the provisions of Rule 9 of the City Code, W&DB may make such alterations to the conditions of the Ordinary Offer, including to condition (a), as are necessary to comply with the provisions of that Rule.

The Ordinary Offer will lapse if the acquisition of Burtonwood by W&DB is referred to the Competition Commission before the later of 3.00 p.m. (London time) on the first closing date of the Ordinary Offer and the date when the Ordinary Offer becomes or is declared unconditional as to acceptances.

If the Ordinary Offer lapses, it will cease to be capable of further acceptance. Burtonwood Ordinary Shareholders who have accepted the Ordinary Offer and W&DB shall then cease to be bound by acceptances delivered on or before the date on which the Ordinary Offer lapses.

2. CERTAIN FURTHER TERMS OF THE ORDINARY OFFER

Burtonwood Ordinary Shares will be acquired by W&DB fully paid and free from all liens, equitable interests, charges, encumbrances and other third party rights of any nature whatsoever and together with all rights attaching to them, including the right to receive and retain all dividends and distributions (if any) declared, made or payable after the date of this announcement, other than the interim dividend of 3.45 pence per Burtonwood Ordinary Share announced on 15 November 2004.

The Ordinary Offer and, where relevant, the Partial Share Alternative and the Loan Note Alternative will be on the terms and will be subject, *inter alia*, to the conditions which are set out in this Appendix 1 and those terms which will be set out in the Offer Document and such further terms as may be required to comply with the Listing Rules of the UK Listing Authority and the provisions of the City Code. The Ordinary Offer, the Partial Share Alternative and the Loan Note Alternative and any acceptances and elections thereunder will be governed by English law.

The availability of the Ordinary Offer to Overseas Shareholders may be affected by the laws of the relevant jurisdictions. Overseas Shareholders should inform themselves about and observe any applicable requirements.

3. CONDITION AND CERTAIN FURTHER TERMS OF THE PREFERENCE OFFER

The Preference Offer will be conditional upon the Ordinary Offer becoming or being declared unconditional in all respects.

Burtonwood Preference Shares will be acquired by W&DB fully paid and free from all liens, equitable interests, charges, encumbrances and other third party rights of any nature whatsoever and together with all rights attaching to them, including the right to receive and retain all dividends and distributions (if any) declared, made or payable after the date of this announcement.

The Preference Offer will be on the above terms and will be subject, *inter alia*, to the above condition and those terms which will be set out in the Offer Document and such further terms as may be required to comply with the Listing Rules of the UK Listing Authority and the provisions of the City Code. The Preference Offer and any acceptances thereunder will be governed by English law.

The availability of the Preference Offer to Overseas Shareholders may be affected by the laws of the relevant jurisdictions. Overseas Shareholders should inform themselves about and observe any applicable requirements.

APPENDIX 2

BASES AND SOURCES

1. The value attributed to the existing issued share capital of Burtonwood is based upon the 21,688,328 Burtonwood Ordinary Shares and the 450,000 Burtonwood Preference Shares in issue on 2 December 2004.

2. Unless otherwise stated, the financial information on W&DB is extracted from W&DB's Annual Report and Accounts for the year ended 27 September 2003 and W&DB's preliminary results for the 53-week financial period ended 2 October 2004.

3. Unless otherwise stated, the financial information on Burtonwood is extracted from Burtonwood's Annual Report and Accounts for the year ended 3 April 2004 and from the announcement of Burtonwood's interim results for the six months ended 2 October 2004.

4. Burtonwood's enterprise value is calculated on the basis of the value of the Ordinary Offer of approximately £119.3 million, plus the value of the Preference Offer of £0.6 million plus Burtonwood's net debt as at 2 October 2004 of £34.7 million.

5. The average pub EBITDA and average rent per pub have been extracted from Burtonwood's unaudited management accounts and include only pubs which traded for a full 12 months in the period to 2 October 2004. Pubs sold or acquired during the 12 month period to 2 October 2004 have been excluded from the calculation.

APPENDIX 3

DEFINITIONS

The following definitions apply throughout this announcement unless the context requires otherwise.

"Associate"	has the meaning given in section 430E of the Companies Act 1985
"Australia"	the Commonwealth of Australia, its territories and possessions
"Burtonwood"	Burtonwood PLC
"Burtonwood Group"	Burtonwood and its subsidiaries and subsidiary undertakings
"Burtonwood Ordinary Shareholders"	holders of Burtonwood Ordinary Shares
"Burtonwood Ordinary Shares"	includes: (i) the existing unconditionally allotted or issued and fully paid ordinary shares of 25 pence each in the capital of Burtonwood; and (ii) any further ordinary shares of 25 pence each in the capital of Burtonwood which are unconditionally allotted or issued and fully paid before the date on which the Ordinary Offer closes or before such earlier date as W&DB (subject to the City Code) may determine not being earlier than the date on which the Ordinary Offer becomes or is declared unconditional as to acceptances, but excludes any shares held as treasury shares on such date as W&DB may determine before the date on which the Ordinary Offer closes (which may be a different date to the date referred to in (ii))
"Burtonwood Preference Shareholders"	holders of Burtonwood Preference Shares

"Burtonwood Preference Shares"	(i) the existing unconditionally allotted or issued and fully paid preference shares of £1 each in the capital of Burtonwood; and (ii) any further preference shares of £1 each in the capital of Burtonwood which are unconditionally allotted or issued and fully paid before the date on which the Preference Offer closes or before such earlier date as W&DB (subject to the City Code) may determine not being earlier than the date on which the Preference Offer becomes or is declared unconditional, but excludes any shares held as treasury shares on such date as W&DB may determine before the date on which the Preference Offer closes (which may be different to the date referred to in (ii))
"Burtonwood Shareholders"	holders of Burtonwood Ordinary Shares and/or Burtonwood Preference Shares
"Burtonwood Shares"	Burtonwood Ordinary Shares and/or Burtonwood Preference Shares
"Burtonwood Share Schemes"	The Burtonwood Brewery Share Option Plan and The Burtonwood Brewery Savings Related Share Option Scheme
"Canada"	Canada, its provinces and territories and all areas under its jurisdiction and political sub-divisions thereof
"Cazenove"	Cazenove & Co. Ltd
"City Code"	the City Code on Takeovers and Mergers
"Hoare Govett"	Hoare Govett Limited
"Japan"	Japan, its cities, prefectures, territories and possessions
"KPMG Corporate Finance"	KPMG Corporate Finance, a division of KPMG LLP
"Listing Rules"	the rules and regulations made by the Financial Services Authority in its capacity as the UK Listing Authority under the Financial Services and Markets Act 2000, and contained in the UK

	Listing Authority's publication of the same name
"Loan Note Alternative"	the alternative whereby eligible Burtonwood Ordinary Shareholders validly accepting the Ordinary Offer may elect to receive Loan Notes instead of all or part of the cash consideration to which they would otherwise be entitled under the Ordinary Offer
"Loan Notes"	the loan notes of W&DB to be issued pursuant to the Loan Note Alternative
"London Stock Exchange"	London Stock Exchange plc
"McQueen"	McQueen Limited, financial adviser to W&DB
"New W&DB Shares"	up to 3,867,056 W&DB Shares proposed to be issued fully paid to Burtonwood Ordinary Shareholders pursuant to the Ordinary Offer and the Partial Share Alternative
"Offer Document"	the document containing the formal Offers to Burtonwood Shareholders
"Offers"	either or both of the Ordinary Offer and the Preference Offer
"Ordinary Offer"	the recommended cash offer (including the Partial Share Alternative and the Loan Note Alternative) to be made by or on behalf of W&DB to acquire the Burtonwood Ordinary Shares, including where the context so requires, any subsequent revision, variation, extension or renewal of such offer
"Ordinary Offer Price"	550 pence per Burtonwood Ordinary Share
"Overseas Shareholders"	Burtonwood Shareholders (or nominees of, or custodians or trustees for, Burtonwood Shareholders) in, resident in or nationals or citizens of, jurisdictions outside the United Kingdom
"Panel"	the Panel on Takeovers and Mergers
"Partial Share Alternative"	the alternative whereby eligible Burtonwood Ordinary Shareholders who validly accept the Ordinary Offer may elect to receive New W&DB Shares instead of all or part of the cash consideration to which they would otherwise be

	entitled under the Ordinary Offer
"Preference Offer"	the recommended cash offer to be made by or on behalf of W&DB to acquire the Burtonwood Preference Shares, including, where the context so requires, any subsequent revision, variation, extension or renewal of such offer
"Regulatory Information Service"	any of the services set out in schedule 12 to the Listing Rules
"Rothschild"	N M Rothschild & Sons Limited
"treasury shares"	any Burtonwood Shares held by Burtonwood as treasury shares
"UK" or "United Kingdom"	the United Kingdom of Great Britain and Northern Ireland
"UKLA" or "UK Listing Authority"	the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000
"United States of America" or "United States"	the United States of America, its territories and possessions, any state of the United States and the District of Columbia
"US Exchange Act"	the United States Securities Exchange Act of 1934, as amended
"US Securities Act"	the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder
"W&DB"	The Wolverhampton & Dudley Breweries, PLC
"W&DB Group"	W&DB and its subsidiaries and subsidiary undertakings
"W&DB Shares"	ordinary shares of 29.5p each in the capital of W&DB

For the purposes of this announcement, "subsidiary", "subsidiary undertaking", "undertaking" and "associated undertaking" have the meanings given by the Companies Act 1985 (but for this purpose ignoring paragraph 20(1)(b) of Schedule 4A of the Companies Act 1985).

All times referred to are London time unless otherwise stated.